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                                                                  EXHIBIT (a)(3)


Dear Key Cooker Team Member,

We are very excited to announce an offer to exchange certain of the stock options you hold for Restricted Stock to be issued pursuant to our new 2001 Restricted Stock Plan and enclose the documents for you to complete in order to participate. We are making this offer in appreciation for your hard work and loyalty during the tough times we have experienced, so you can participate in the growth in the value of the Company over the coming years.

You now hold certain stock options, which currently have no value because Cooker's stock price is below the option price. The offer gives you the opportunity to exchange your current stock options for shares of Restricted Stock. The number of shares you will receive was calculated assuming that Cooker stock would grow to $20 per share over the next five years (although this is obviously not a prediction of the future stock price). We calculated the gain that you would realize on your present options, assuming that you held them for five years. We then determined the number of shares, priced at $.906 (the price of Cooker stock on the day the Board of Directors approved it, January 29,
2001), that it would take to realize the same gain over the same five-year period.

If you choose to exchange your options for Restricted Stock, four stock certificates will be issued in your name, each for approximately one quarter of the shares of Restricted Stock that you receive. The certificates will be held in escrow by the company. At the end of each year, for four years, so long as you continue as a Cooker employee or as a director, you will receive one of these certificates. At that time the certificates that you received may continue to be owned by you or you may sell the stock. You will own the actual shares, as opposed to having to buy shares, as with your present options.

Receipt of these shares is taxable income to you. You have two alternatives for paying tax on this income. You may pay tax on all the shares in 2001 at the value of the shares on May 14, 2001, in which case that will become your cost basis in the shares and you will owe no more tax until you sell the shares. In order to elect this alternative you must file an election under Section 83(b) of the tax code within 30 days. Alternatively, you can wait and pay tax each year on the one quarter of the shares as you receive them, but you will then owe tax on the value of the shares at that time and that value will become your cost basis. Please contact your tax advisor for any guidance on making this tax election.

You will find attached to the enclosed Transmittal Letter a list of your current stock options and the amount of Restricted Stock you will receive in its place if you choose to do so. Also enclosed is an Offer to Exchange. If you choose to accept this offer, please



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read all the pages of the enclosed documents carefully and make sure you sign the Transmittal Letter in each place where appropriate. If you wish to accept the offer, please return the executed Transmittal Letter and the specified enclosures to Dave Sanford in the West Palm Beach office.

If you have any questions, please call Dave Sanford or Diane Schutz at the West Palm Beach office at 800-426-3402.

If you accept the offer, welcome as a Cooker stockholder! Thank you for your hard work and your loyalty to Cooker.

Sincerely yours,



Henry R. Hillenmeyer, Chairman & CEO



Daniel A. Clay, Executive Vice President & COO



Mark W. Mikosz, Vice President & CFO



/ld

Enclosures



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                                   MEMORANDUM


            TO: Employee or Director Receiving Restricted Stock from Cooker Restaurant Corporation

          FROM:  Cooker Restaurant Corporation

          DATE:  April 2001

            RE:  Procedures for Making Section 83(b) Elections

================================================================================

         The purpose of this memorandum is to advise you as to the procedures necessary to make an election pursuant to Section 83(b) of the Internal Revenue Code should you choose to make such an election in connection with the transfer of Restricted Stock to you. Attached to this memorandum is a Section 83(b) Election prepared on your behalf.

1. Complete Paragraph 1 of the Election by inserting your address and your social security number in the space provided.

2. Complete Paragraph 2 of the Election by inserting the number of shares transferred to you for which the Section 83(b) election is effective.

3. Complete Paragraph 5 of the Election by inserting the value of the shares transferred to you on May 14, 2001.

4.       Execute three (3) copies of the Election.

5. On or before June 13, 2001, mail via the U.S. Postal Service one (1) signed copy of the Election to the Internal Revenue Service Center at which you normally file your individual income tax returns. We recommend that you mail the copy certified mail with a return receipt requested.

6. Retain one (1) signed copy of the Election to be filed with your 2001 federal income tax return.

7.       Return one (1) signed copy of the Election to Cooker Restaurant
         Corporation.


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        ELECTION TO INCLUDE VALUE OF RESTRICTED PROPERTY IN GROSS INCOME
                  IN YEAR OF TRANSFER UNDER CODE SECTION 83(B)

                  The undersigned hereby elects pursuant to section 83(b) of the Internal Revenue Code with respect to the property described below and supplies the following information in accordance with the regulations promulgated thereunder:

1. The name, address and taxpayer identification number of the undersigned is:


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                           SSN:
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2.       Description of the property with respect to which the election is being made:

                  ___ Shares of Cooker Restaurant Corporation Common Stock

3. The date on which the property was transferred is May 14, 2001. The taxable year to which this election relates is calendar year 2001.

4. The property is subject to forfeiture upon the occurrence of any of the following:

                  Should the transferee's employment with or term as a director of Cooker Restaurant Corporation terminate for any reason other than death, disability or a change in control of Cooker Restaurant Corporation, the transferred property shall be forfeited immediately; provided that, the forfeiture provisions described herein shall lapse on 25% of the transferred property each calendar year following the year in which the property is transferred to the transferee.

5. The fair market value of the property at the time of transfer (determined without regard to any restrictions other than restrictions which by their terms will never lapse) of the property with respect to which this election is made is $ ___________.

6.     The taxpayer paid $ - 0 - for the property.

7.       A copy of this statement has been furnished to Cooker Restaurant
Corporation.



Dated:                , 2001
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